Rec'd BD
1/14/04

[redacted]

SECURITI ISSION

04001568

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51938

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Pristine Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

RECD S.E.C.
JAN 14 2004

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eichler Bergsman & Co LLP
(Name — *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Eichler Bergsman & Co., LLP
Certified Public Accountants
404 Park Avenue South • New York, New York 10016
Tel 212•447•9001 Fax 212•447•9006

Gilbert Bergsman
Maurice Berkower
Paul Eichler
Michael E. Silverman

Roger D. Lorence, LLM

INDEPENDENT AUDITORS' REPORT

Pristine Securities, LLC
d/b/a Mastertrader.com

We have audited the accompanying statement of financial condition of Pristine Securities, LLC d/b/a Mastertrader.com as of December 31, 2002, and related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pristine Securities, LLC d/b/a Mastertrader.com as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Eichler Bergsman + Co., LLP

New York, New York
February 24, 2003

PRISTINE SECURITIES, LLC
d/b/a Mastertrader.com
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

Assets	
Cash and cash equivalents	$ 462,054
Receivable from clearing broker	321,176
Equipment, at cost	
less accumulated depreciation of $575 (Note 2)	575
Intangible assets, at cost	
less accumulated amortization of $13,358 (Note 2)	9,542
Other assets	7,767
Total assets	$ 801,114

Liabilities and member's equity	
Liabilities:	
Accrued expenses and accounts payable	$ 107,891
Member's equity	693,223
Total liabilities and member's equity	$ 801,114

The accompanying notes are an integral part of these financial statements.

PRISTINE SECURITIES, LLC
d/b/a Mastertrader.com
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1 - ORGANIZATION

Pristine Securities, LLC (the "Company"), a wholly owned subsidiary of Pristine Capital Holdings, Inc., is a broker-dealer registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc. The Company is engaged in a customer commission business and introduces all of its customers to a clearing broker pursuant to a fully disclosed clearing agreement.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

Cash equivalents are defined as highly liquid investments with three months or less to maturity. The total on deposit or invested may from time to time be in excess of FDIC or SIPC coverage. However, no loss is anticipated because of this situation.

Income Taxes

The Company is a limited liability company that is treated as a pass through entity for Federal and State income tax purposes. As such, the owner is required to report the Company's income or loss on its tax returns for the year. The parent company has not provided for a tax sharing or benefit policy for allocating taxes. Accordingly, no provision for income taxes is included in the accompanying financial statements.

Intangible Assets

Costs incurred in the acquisition of the domain name and web site have been capitalized and is being amortized, using the straight-line method, over three years.

PRISTINE SECURITIES, LLC
d/b/a Mastertrader.com
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Equipment

Equipment is carried at cost, and is being depreciated using the straight-line method over three years.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company has entered into a one year with automatic three month renewals, an expense sharing agreement with its parent company for office space, other services, and payroll, which amounted to $1,601,342 in 2002.

In addition, the Company entered into a one year with automatic three month renewals, a license fee arrangement of $30,000 per month with a sister entity for a variety of investment and promotional services.

NOTE 4 - NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of the National Association of Security Dealers, Inc., the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 which requires that the Company maintain minimum net capital, as defined, of 6⅔% of aggregate indebtedness or $30,000, whichever is greater. Net capital and aggregated indebtedness change from day to day, but as of December 31, 2002, the Company had net capital of $656,144, which exceeded its minimum requirement by $626,144.